Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this "Agreement") is dated as of 9 Oct, 2026, between Dreamland Limited, an exempted company incorporated in the Cayman Islands (the "Company"), and Seto Wai Yue, an individual, in her capacity as purchaser hereunder (including her permitted successors and assigns, the "Purchaser").

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Regulation S promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, (i) 300,000 Class A Ordinary Shares of the Company at a purchase price of US$2.00 per share and (ii) 300,000 warrants of the Company (the "Warrants"), each warrant entitling the holder thereof to purchase four Class A Ordinary Shares at an exercise price of US$0.01 per Underlying Warrant Share, with the Warrants issued for no additional consideration.

WHEREAS, the Warrants are unlisted and are not traded on any securities exchange, and the Underlying Warrant Shares, when issued upon exercise of the Warrants, will be Class A Ordinary Shares of the Company.

WHEREAS, the Purchaser is a director and the Chief Executive Officer of the Company.

WHEREAS, the board of directors of the Company, acting through its disinterested directors, has approved the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, with the Purchaser recusing herself from all deliberations and voting in respect of such matters.

WHEREAS, Trendic International Limited, a Hong Kong incorporated company, is a wholly-owned operating subsidiary of the Company, and the Company has directed that the Subscription Amount (as defined below) be paid to the account of such subsidiary.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser agree as follows:

1. **Definitions**. In addition to the terms defined elsewhere in this Agreement, for all purposesof this Agreement, the following terms have the meanings set forth in this Section 1:

1.1. "**Action**" shall have the meaning ascribed to such term in Section 3.1.9.

1.2. "**Affiliate**" means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

1.3. "**Agreement**" shall have the meaning ascribed to such term in the preamble.

1.4. "**Board of Directors**" means the board of directors of the Company.

1.5. "**Business Day**" means a Calendar Day other than a Saturday, Sunday or any other Calendar Day which is a federal legal holiday in the United States or any Calendar Day on which the commercial banks in the City of New York are required by law or other governmental action to close, provided that the commercial banks in the City of New York shall not be deemed to be required to be closed due to a "stay at home," "shelter in place," "non-essential employee" or similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic

funds transfer systems (including for wire transfers) of commercial banks in the City of New York generally are open for use by customers on such Calendar Day.

1.6. "**Calendar Day**" means each and every day of the week (Sunday, Monday, Tuesday, Wednesday, Thursday, Friday and Saturday).

1.7. "**Class A Ordinary Share**" means the Class A ordinary shares of the Company, US$0.00125 par value per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

1.8. "**Closing**" means the closing of the purchase and sale of the Securities pursuant to Section 2.1.

1.9. "**Closing Date**" means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchaser's obligations to pay the Subscription Amount and (ii) the Company's obligations to deliver the Securities, in each case, have been satisfied or waived, provided that if the Closing Date would fall on a day that is not a Business Day, the Closing Date shall be the immediately succeeding Business Day.

1.10. "**Code**" means the Internal Revenue Code of 1986, as amended.

1.11. "**Commission**" means the United States Securities and Exchange Commission.

1.12. "**Company**" shall have the meaning ascribed to such term in the preamble.

1.13. "**Company Counsel**" means with respect to U.S. federal securities law and New York law, Concord & Sage, P.C., 1360 Valley Vista Dr Suite 140 Diamond Bar, CA 91765.

1.14. "**Disclosure Time**" means, (i) if this Agreement is signed on a Calendar Day that is not a Trading Day or after 9:00 a.m. (New York City time) and before midnight (New York City time) on any Trading Day, 9:01 a.m. (New York City time) on the Trading Day immediately following the date hereof, and (ii) if this Agreement is signed between midnight (New York City time) and 9:00 a.m. (New York City time) on any Trading Day, no later than 9:01 a.m. (New York City time) on the date hereof.

1.15. "**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.16. "**Exercise Price**" means US$0.01 per Underlying Warrant Share, subject to adjustment in accordance with the terms of the Warrants.

1.17. "**FCPA**" means the Foreign Corrupt Practices Act of 1977, as amended.

1.18. "**Foreign Counsel**" means Conyers Dill & Pearman of 29th Floor, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

1.19. "**IFRS**" shall have the meaning ascribed to such term in Section 3.1.7.

1.20. "**Liens**" means a lien, charge pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction, other than restrictions imposed by applicable securities laws, this Agreement, the Warrants, or the Company's memorandum and articles of association.

1.21. "**Material Adverse Effect**" shall have the meaning assigned to such term in Section 3.1.1.

1.22. "**M&A**" means the Company's memorandum and articles of association, as amended and in effect from time to time.

1.23. "**Per Share Purchase Price**" equals US$2.00.

1.24. "**Person**" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

1.25. "**Placement Shares**" means the 300,000 Class A Ordinary Shares to be issued and sold by the Company to the Purchaser pursuant to this Agreement.

1.26. "**Placement Securities**" means, collectively, the Placement Shares and Warrants.

1.27. "**Purchaser**" shall have the meaning ascribed to such term in the preamble.

1.28. "**Regulation S**" means Regulation S promulgated under the Securities Act.

1.29. "**Required Approvals**" shall have the meaning ascribed to such term in Section 3.1.5.

1.30. "**Rule 144**" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

1.31. "**SEC Reports**" shall have the meaning ascribed to such term in Section 3.1.7.

1.32. "**Securities**" means collectively, the Placement Shares, the Warrants and the Underlying Warrant Shares.

1.33. "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.34. "**Subscription Amount**" means the aggregate amount to be paid for the Placement Shares purchased hereunder, being US$600,000, as specified on the signature page of this Agreement under the heading 'Subscription Amount'.

1.35. "**Subsidiary**" means any subsidiary of the Company and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after thedate hereof.

1.36. "**Trading Day**" means a Calendar Day on which the principal Trading Market is open for trading.

1.37. "**Trading Market**" means any of the following markets or exchanges on which the Class A Ordinary Shares are listed or quoted for trading on the date in question: the Nasdaq Capital Market, the Nasdaq Global Market, or the Nasdaq Global Select Market (or any successors to any of the foregoing).

1.38. "**Transaction Documents**" means this Agreement, the Warrants (including any Warrant Certificate or Warrant Agreement evidencing the Warrants), the Securities, and all exhibits and schedules thereto and hereto and any otherdocuments or agreements executed in connection with the transactions contemplated hereunder.

1.39. "**Transfer Agent**" means Transhare Corporation, the current transfer agent of the Company, with a mailing address of 17755 North US Highway 19 Suite 140 Clearwater, FL 33764 and any successor transfer agent of the Company.

1.40. "**Underlying Warrant Shares**" means the Class A Ordinary Shares issuable upon exercise of the Warrants in accordance with their terms.

1.41. "**VWAP**" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Class A Ordinary Shares are then listed or quoted on a Trading Market,the daily volume weighted average price of the Class A Ordinary Shares for such date (or the nearest preceding date) on the Trading Market on which the Class A Ordinary Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), or (b) in all other cases, the fair market value of the Class A Ordinary Shares as determined by an independent appraiser selected in good faith by the Purchaser and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

1.42. "Warrant Certificate" means a certificate, or a warrant agreement, evidencing the Warrants, substantially in the form attached as Annex A to the Warrant Agreement.

1.43. "Warrants" means the 300,000 warrants of the Company to be issued to the Purchaser pursuant to this Agreement, each Warrant entitling the holder thereof to purchase four Underlying Warrant Shares at the Exercise Price, and which are unlisted and not traded on any securities exchange.

2. **Purchase and Sale**.

2.1. **Closing**. On the Closing Date, upon the terms and subject to the conditions set forth herein, substantially concurrent with the execution and delivery of this Agreement by the parties hereto, the Company agrees to issue and sell, and the Purchaser agrees to purchase, (i) 300,000 Class A Ordinary Shares at a purchase price of US$2.00 per share and (ii) 300,000 Warrants, with the Warrants issued for no additional consideration and exercisable at an Exercise Price of US$0.01 per Underlying Warrant Share, for an aggregate purchase price of US$600,000. The Purchaser shall deliver to the Company, via wire transfer of immediately available funds, the Subscription Amount, and the Company shall deliver or cause to be delivered to the Purchaser the Securities, as determined pursuant to Section 2.2.1. Notwithstanding that the wire transfer is directed to the account of Trendic International Limited (the "Operating Subsidiary"), the parties acknowledge and agree that (i) such payment to the Operating Subsidiary shall be deemed payment to the Company for all purposes under this Agreement and the other Transaction Documents, and (ii) the Company shall be deemed to have received the Subscription Amount upon the Operating Subsidiary's receipt of immediately available funds. The Company shall be fully responsible for directing the Operating Subsidiary to

apply such funds in accordance with Section 4.5. Upon satisfaction or waiver of the covenants and conditions set forth in Section 2.3, the Closing shall occur remotely by electronic exchange of documents and signatures, or at such other location as the parties shall mutually agree.

2.2. **Deliveries**.

2.2.1. The Company shall deliver or cause to be delivered to the Purchaser the following at the times stated:

2.2.1.1 on the date hereof:

2.2.1.1.1. this Agreement duly executed by the Company.

2.2.1.2 on or prior to the Closing Date:

2.2.1.2.1. a copy of the irrevocable instructions to the Transfer Agent instructing the Transfer Agent to deliver, on an expedited basis, book-entry notations, share certificates or other evidence of issuance, as applicable, evidencing 300,000 Class A Ordinary Shares in the name of the Purchaser or the Purchaser's designated nominee.

2.2.1.2.2. a Warrant Certificate, or a warrant agreement, duly executed by the Company, evidencing 300,000 Warrants registered in the name of the Purchaser or the Purchaser's designated nominee, on the terms set forth in Annex A to the Warrant Agreement.

2.2.1.2.3. the Company's wire instructions or the wire instructions of the Operating Subsidiary, as directed by the Company.

2.2.1.2.4. such other documents as are reasonably necessary to consummate the transactions contemplated hereby.

2.2.2. The Purchaser shall deliver or cause to be delivered to the Company the following at the times stated:

2.2.2.1 on the date hereof:

2.2.2.1.1. this Agreement duly executed by the Purchaser.

2.2.2.2 on or prior to the Closing Date:

2.2.2.2.1. the Purchaser's Subscription Amount, for the account of the Company, by wire transfer of immediately available funds to the following account of the Operating Subsidiary, it being understood that delivery of funds to the Operating Subsidiary's account shall constitute delivery to the Company:-

Account Name: [redacted]
Bank : [redacted]
Swift code : [redacted]
Bank code : [redacted]

2.3. **Closing Conditions**.

2.3.1. The obligations of the Company hereunder in connection with the Closing are subject to each of the following conditions being met:

2.3.1.1 the accuracy in all material respects, or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects, when made and on the Closing Date of the representations and warranties of the Purchaser contained herein, unless such representations and warranties are made as of a specific date, in which case they shall be accurate as of such date.

2.3.1.2 all obligations, covenants and agreements of the Purchaser required to be performed at or prior to the Closing Date shall have been performed in all material respects.

2.3.1.3 the delivery by the Purchaser of the items set forth in Section 2.2.2.

2.3.2. The obligations of the Purchaser hereunder in connection withthe Closing are subject to each of the following conditions being met or waived by the Purchaser:

2.3.2.1 the accuracy in all material respects, or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects, when made and on the Closing Date of the representations and warranties of the Company contained herein, unless such representations and warranties are made as of a specific date, in which case they shall be accurate as of such date.

2.3.2.2 all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed in all material respects.

2.3.2.3 the delivery by the Company of the items set forth in Section 2.2.1 of this Agreement.

2.3.2.4 there shall have been no Material Adverse Effect with respect to the Company since the date hereof.

2.3.2.5 from the date hereof to the Closing Date, trading in the Class A Ordinary Shares shall not have been suspended by the Commission or the Company's principal Trading Market, and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of the Purchaser, makes it impracticable or inadvisable to purchase the Securities at the Closing.

3. **Representations and Warranties**.

3.1. **Representations and Warranties of the Company**.

Except as set forth in the SEC Reports, the Company hereby makes the following representations and warranties to the Purchaser as of the date hereof and as of the Closing Date:

3.1.1. **Organization and Qualification**.

Each of the Company and its operating Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company's ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a "**Material Adverse Effect**"; provided, however, that "**Material Adverse Effect**" shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) the announcement, pendency or completion of the transactions contemplated by the Transaction Documents or (ii) any action required or permitted by the Transaction Documents or any action taken (or omitted to be taken) with the written consent of or at the written request of Purchaser). As to all Company and Subsidiary power, authority and qualification, no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

3.1.2. **Authorization; Enforcement**.

Subject to the Company's M&A and applicable Cayman Islands law, the Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby, including the issuance and sale of the Placement Shares and the Warrants and the reservation and issuance of the Underlying Warrant Shares upon exercise of the Warrants, have been duly authorized by all necessary corporate action on the part of the Company, including approval by the disinterested directors of the Company, and no further corporate action is required by the Company, its Board of Directors or its shareholders solely under applicable U.S. securities laws or Nasdaq shareholder approval rules, subject to the Company's disclosed reliance on home country practice under Nasdaq Listing Rule 5615(a)(3), including in respect of Nasdaq Listing Rules 5635(b), 5635(c), 5635(d) and 5640. This Agreement has been, and each other Transaction Document to which the Company is a party will be, duly executed by the Company, and when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to or affecting generally the enforcement of creditors' rights and remedies or by other equitable principles of general application.

3.1.3. **No Conflicts**.

The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Placement Shares and the Warrants, the reservation and issuance of the Underlying Warrant Shares upon exercise of the Warrants, and the consummation by it of the transactions contemplated hereby and thereby do not and will not: (i) conflict with or violate any provision of the Company's or any Subsidiary's certificate or articles of incorporation, bylaws or other organizational or charter documents, including the M&A; (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture, instrument or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound; or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject, or by which any property or asset of the Company or a Subsidiary is bound or affected, except, in the case of clauses (ii) and (iii), as would not reasonably be expected to result in a Material Adverse Effect.

3.1.4. **Securities**

The Placement Shares and the Warrants are duly authorized and, when issued and paid for in accordance with this Agreement, will be validly issued, fully paid and non-assessable. The Underlying Warrant Shares, when issued upon exercise of the Warrants in accordance with their terms and upon receipt by the Company of the Exercise Price, will be duly authorized, validly issued, fully paid and non-assessable. The Placement Shares and the Underlying Warrant Shares shall rank pari passu in all respects with the existing issued and outstanding Class A Ordinary Shares of the Company, subject to the M&A. The Warrants are unlisted securities and are not traded on any securities exchange.

3.1.5. **Filings, Consents and Approvals**.

The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization, stock market or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (1) any filings required pursuant to Section 4.4; (2) any filings or notifications required by The Nasdaq Stock Market LLC in connection with the issuance of the Placement Shares and, to the extent applicable, the Underlying Warrant Shares; (3) any notice, filing or disclosure required to be made with the Commission on Form 6-K or otherwise under the Exchange Act; (4) any filings or entries required in the Cayman Islands in connection with the issuance of the Securities; and (5) such filings as are required to be made under applicable securities laws. The items listed above are the "Required Approvals".

3.1.6. **Capitalization**.

All of the outstanding shares of share capital of the Company are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. No further approval or authorization of any shareholder, the Board of Directors or others is required for the issuance and sale of the Placement Shares and the Warrants or for the reservation and issuance of the Underlying Warrant Shares. There are no shareholders'

agreements, voting agreements or other similar agreements with respect to the Company's share capital to which the Company is a party or, to the knowledge of the Company, between or among any of the Company's shareholders. The Company has sufficient authorized but unissued Class A Ordinary Shares available to issue the Placement Shares and to reserve the Underlying Warrant Shares for issuance upon exercise of the Warrants. The issuance and sale of the Placement Shares and the Warrants will not obligate the Company to issue Ordinary Shares or other securities to any Person, other than the Purchaser, and will not result in a right of any holder of the Company's securities to adjust the exercise, conversion, exchange or reset price under any securities of the Company, except as would not reasonably be expected to have a Material Adverse Effect. No shareholder approval is required solely under applicable U.S. securities laws or Nasdaq shareholder approval rules for the issuance and sale of the Placement Shares and the Warrants or the issuance of the Underlying Warrant Shares, in reliance on the Company's disclosed reliance on home country practice under Nasdaq Listing Rule 5615(a)(3).

3.1.7. **SEC Reports; Financial Statements**.

The Company has filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by it under the Exchange Act for the two years preceding the date hereof, or such shorter period as the Company was required by law or regulation to file or furnish such materials, including pursuant to Section 13(a) or 15(d) thereof (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, the "SEC Reports").

As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Exchange Act applicable to such SEC Reports. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates indicated therein, subject, in the case of unaudited statements, to normal year-end audit adjustments. Such financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), except as may be otherwise specified in such financial statements or the notes thereto.

3.1.8. **Material Changes; Undisclosed Events**.

Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in a subsequent SEC Report, there has been no event, occurrence or development that has had or would reasonably be expected to result in a Material Adverse Effect.

3.1.9. **Litigation.**

There is no action, suit, inquiry, notice of violation, proceeding or investigation (each, an "Action") pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority that would reasonably be expected to result in a Material Adverse Effect.

3.1.10. **Compliance.**

Neither the Company nor any Subsidiary is in violation of any statute, rule, regulation, order or restriction of any court or governmental authority applicable to it, except as would not reasonably be expected to result in a Material Adverse Effect.

3.1.11. **Regulation S.**

Assuming the accuracy of the Purchaser's representations and warranties set forth in this Agreement, the offer and sale of the Placement Shares and the Warrants to the Purchaser pursuant to this Agreement are exempt from the registration requirements of the Securities Act pursuant to Regulation S. The issuance of the Underlying Warrant Shares upon exercise of the Warrants shall be subject to the terms of the Warrants and applicable law.

Neither the Company, nor any Distributor, nor any Person acting on behalf of any of them, has engaged or will engage in any directed selling efforts in the United States with respect to the Securities. For purposes of this Section 3.1.11, "Distributor" shall have the meaning set forth in Rule 902(d) of Regulation S.

3.1.12. **No General Solicitation.**

Neither the Company nor, to the knowledge of the Company, any Person acting on behalf of the Company has offered or sold any of the Securities by any form of general solicitation or general advertising in the United States.

3.1.13. **Foreign Private Issuer; Home Country Practice.**

The Company is a foreign private issuer within the meaning of Rule 405 under the Securities Act and Rule 3b-4 under the Exchange Act.

As previously disclosed in the Company's report on Form 6-K furnished to the Commission on June 5, 2026, the Company has elected to rely on home country practice under Nasdaq Listing Rule 5615(a)(3) in lieu of certain Nasdaq corporate governance requirements, including Nasdaq Listing Rules 5635(b), 5635(c), 5635(d) and 5640.

3.1.14. **Related-Party Approval.**

The Company acknowledges that the Purchaser is a director and the Chief Executive Officer of the Company. The Company represents that the transactions contemplated by this Agreement have been reviewed and approved by the disinterested directors of the Company, with the Purchaser recusing herself from all deliberations and voting in respect of such matters.

3.2. **Representations and Warranties of the Purchaser**.

The Purchaser hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

3.2.1. **Authority**.

The Purchaser has the legal capacity and full right, power and authority to execute and deliver this Agreement and to perform her obligations hereunder. This Agreement has been duly executed and delivered by the Purchaser and constitutes the valid and binding obligation of the Purchaser enforceable against her in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to or affecting generally the enforcement of creditors' rights and remedies or by other equitable principles of general application.

3.2.2. **Own Account**.

The Purchaser is acquiring the Securities as principal for her own account and not with a view to, or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable securities laws. The Purchaser does not presently have any agreement, plan or understanding, directly or indirectly, with any Person to distribute or effect any distribution of any of the Securities in violation of the Securities Act or any applicable securities laws.

3.2.3. **Purchaser Status; Access to Information**.

The Purchaser acknowledges that she is a director and the Chief Executive Officer of the Company, is familiar with the business, financial condition, results of operations, prospects and risks of the Company, has had access to such information concerning the Company as she considers necessary to make an informed investment decision, and is entering into this Agreement voluntarily and on the basis of her own evaluation of the merits and risks of the investment.

3.2.4. **Experience of the Purchaser**.

The Purchaser, either alone or together with her professional advisers, has such knowledge, sophistication and experience in business and financial matters as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the Securities and is able to afford a complete loss of such investment.

3.2.5. **Restricted Securities**.

The Purchaser understands that the Placement Shares, the Warrants and the Underlying Warrant Shares have not been registered under the Securities Act and are being issued to her in reliance on Regulation S. The Purchaser understands that the Placement Shares, the Warrants and the Underlying Warrant Shares may not be offered, sold, pledged or otherwise transferred except in compliance with Regulation S, pursuant to an effective registration statement under the Securities Act, pursuant to an available exemption from the registration requirements of the Securities Act, or to the Company, in each case in accordance with all applicable securities laws.

3.2.6. **Regulation S Representations**.

The Purchaser represents and warrants that: (1) she is not a "U.S. person" as defined in Rule 902(k) of Regulation S; (2) she is acquiring the Securities in an "offshore transaction" as defined in Rule 902(h) of Regulation S; (3) she is not acquiring the Securities for the account or benefit of any U.S. person; (4) the offer and sale of the Securities to her were made outside the United States; (5) she was outside the United States at the time the buy order for the Securities was originated and at the time this Agreement was executed; (6) no "directed selling efforts" as defined in Rule 902(c) of Regulation S have been made by her or any of her Affiliates in the United States in connection with the offer and sale of the Securities; and (7) she will not, during the distribution compliance period applicable under Regulation S, offer, sell, pledge or otherwise transfer the Securities (including the Warrants and the Underlying Warrant Shares) to, or for the account or benefit of, a U.S. person, other than pursuant to an effective registration statement under the Securities Act or an available exemption therefrom.

3.2.7. **No Governmental Review**.

The Purchaser understands that no U.S. federal, state or foreign governmental authority has passed upon or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities, nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

3.2.8. **No Conflicts**.

The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby will not conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Purchaser, except as would not materially impair the ability of the Purchaser to perform

her obligations under this Agreement.

3.2.9. **No Directed Selling Efforts**.

The Purchaser has not engaged, and will not engage, in any directed selling efforts in the United States with respect to the Securities, and the Purchaser has complied and will comply with the offering restrictions requirements of Regulation S.

3.2.10. **Warrants**.

The Purchaser acknowledges that the Warrants are unlisted securities and are not traded on any securities exchange, that the Warrants are exercisable for Underlying Warrant Shares at the Exercise Price, and that the Underlying Warrant Shares, when issued, will be Class A Ordinary Shares subject to the M&A and applicable securities laws. The Purchaser further acknowledges that the Warrants and the Underlying Warrant Shares are subject to the rights, restrictions, transfer provisions and other terms set forth in this Agreement and, if applicable, the Warrant Certificate or Warrant Agreement.

3.2.11. **No Short Sales**.

The Purchaser has not, directly or indirectly, executed any short sales of the securities of the Company during the period commencing at the time the Purchaser first received the material terms of the transactions contemplated hereby and ending immediately prior to the execution of this Agreement.

4. **Other Agreements of the Parties**.

4.1. **Transfer Restrictions**.

4.1.1. **Securities Act Restrictions**

The Securities may only be disposed of in compliance with applicable securities laws. The Purchaser agrees that, during the distribution compliance period applicable under Regulation S, she will not offer, sell, pledge or otherwise transfer the Securities (including the Warrants and the Underlying Warrant Shares) to, or for the account or benefit of, a U.S. person, other than pursuant to an effective registration statement under the Securities Act or an available exemption therefrom. In connection with any transfer of the Securities, the Company may require the transferor to provide an opinion of counsel reasonably satisfactory to the Company to the effect that such transfer does not require registration under the Securities Act and is otherwise in compliance with applicable securities laws.

4.1.2. **Warrant Transfer Restrictions**

Without limiting Section 4.1.1, the Purchaser acknowledges and agrees that any transfer of the Warrants or the Underlying Warrant Shares shall be subject to the terms of this Agreement, the Warrant Certificate or Warrant Agreement (if any), the M&A and applicable securities laws. The Purchaser shall not transfer any Warrants or Underlying Warrant Shares except in compliance with the Securities Act, Regulation S, any other applicable securities laws, the M&A, and any approvals or procedures required thereunder.

4.1.3. **Restrictive Legend**

The Purchaser agrees to the imprinting, so long as required by applicable law, this Agreement, the Transfer Agent, the Warrant Certificate or Warrant Agreement (if any) or the M&A, of a legend on any certificates or book-entry statements evidencing the Securities in substantially the following form:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THIS SECURITY IS BEING OFFERED AND SOLD IN AN "OFFSHORE TRANSACTION" TO A NON-U.S. PERSON IN RELIANCE ON REGULATION S UNDER THE SECURITIES ACT. ACCORDINGLY, THIS SECURITY MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (C) PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, OR (D) TO THE COMPANY, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS. HEDGING TRANSACTIONS INVOLVING THIS SECURITY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

In addition, any certificates or book-entry statements evidencing the Warrants or the Underlying Warrant Shares may bear a legend substantially to the effect that such securities are subject to the terms, conditions and transfer restrictions set forth in this Agreement, the Warrant Certificate or Warrant Agreement (if any) and the M&A.

4.1.4. **Legend Removal**

The Company shall cause the restrictive legend set forth in Section 4.1.3 to be removed from the Securities at such time as such legend is no longer required under applicable law, the Securities Act, the rules and regulations of the Commission, the M&A, the Warrant Certificate or Warrant Agreement (if any), or the reasonable requirements of the Transfer Agent. The Company may require customary documentation, including an opinion of counsel reasonably satisfactory to the Company and the Transfer Agent, in connection with any requested legend removal.

4.2. **Furnishing of Information; Public Information**.

Until the Purchaser no longer owns any Securities, the Company covenants to use commercially reasonable efforts to maintain the registration of the Class A Ordinary Shares under Section 12(b) or 12(g) of the Exchange Act and to timely file or furnish, as applicable, all reports required to be filed or furnished by the Company pursuant to the Exchange Act.

4.3. **Integration**.

The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.4. **Securities Laws Disclosure; Publicity**.

On or before the Disclosure Time, the Company shall furnish a report on Form 6-K disclosing the material terms of the transactions contemplated hereby and including this Agreement as an exhibit, if required or advisable. The Company and the Purchaser shall consult with each other in issuing any other press releases or public statements with respect to the transactions contemplated hereby, except to the extent disclosure is required by applicable law, the rules of the Commission or the rules of the Trading Market.

4.5. **Use of Proceeds**.

The Company shall use the net proceeds from the sale of the Placement Shares for general working capital and corporate purposes, and shall cause the Operating Subsidiary to apply the proceeds received by it in accordance with the Company's directions.

4.6. **Reservation and Listing of Class A Ordinary Shares**.

The Company shall maintain the listing or quotation of the Class A Ordinary Shares on the Trading Market on which they are currently listed. The Company shall at all times reserve and keep available out of its authorized but unissued Class A Ordinary Shares, solely for the purpose of issuance upon exercise of the Warrants, such number of Class A Ordinary Shares as shall from time to time be sufficient to effect the exercise of all outstanding Warrants. To the extent required by the Trading Market, the Company shall apply to list or quote the Placement Shares and the Underlying Warrant Shares on any Trading Market.

4.7. **Indemnification of the Purchaser**.

Subject to the provisions of this Section 4.7, the Company will indemnify and hold the Purchaser harmless from and against any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including reasonable attorneys' fees and expenses, arising out of or relating to any material breach of any representation, warranty, covenant or agreement made by the Company in this Agreement.

Notwithstanding the foregoing, the Company shall not be liable to the Purchaser under this Section 4.7 to the extent that any such losses, liabilities, obligations, claims, contingencies, damages, costs or expenses resulted from the Purchaser's breach of this Agreement, fraud, bad faith, willful misconduct, violation of law, or actions taken by the Purchaser in her capacity as a director, officer or employee of the Company.

4.8. **Sole Purchaser**.

The Company confirms that the Purchaser is the sole purchaser of the Securities in the private placement contemplated by this Agreement.

4.9. **Form 6-K**.

The Purchaser acknowledges that the Company may disclose the Purchaser's name, position with the Company, the number and class of Securities purchased by the Purchaser, (including the number of Placement Shares and Warrants), the purchase price, the Exercise Price, the aggregate Subscription Amount and the material terms of this Agreement in a report on Form 6-K and in any other filings or disclosures required or advisable under applicable law or the rules of the Trading Market.

4.10. **Warrants**.

The Warrants shall be issued in the form attached as Annex A to the Warrant Agreement and shall be exercisable, in whole or in part, at any time and from time to time from the date of issuance until the fifth (5th) anniversary of the Closing Date, at the Exercise Price, by delivery of a duly completed exercise notice together with payment of the aggregate Exercise Price for the Underlying Warrant Shares being purchased, in each case in accordance with the terms of the Warrant Certificate or Warrant Agreement. Upon such exercise and payment, the Company shall issue the Underlying Warrant Shares to the holder and shall cause the Transfer Agent to record such issuance in the register of members (or branch register, as applicable) of the Company and to deliver book-entry notations, share certificates or other evidence of issuance, as applicable. In the event of any conflict between this Section 4.10 and the Warrant Certificate or Warrant Agreement, the Warrant Certificate or Warrant Agreement shall prevail.

5. Miscellaneous.

5.1. Termination.

This Agreement may be terminated by the Purchaser, by written notice to the other party, if the Closing has not been consummated on or before the tenth (10th) Trading Day following the date hereof; provided, however, that no such termination will affect the right of any party to sue for any breach by any other party (or parties).

5.2. Fees and Expenses.

Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-Calendar Day processing of any instruction letter delivered by the Company and any exercise notice delivered by the Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchaser.

5.3. Entire Agreement.

The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subjectmatter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4. Notices.

Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email at the email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via email at the email address as set forth on the signature pages attached hereto on a Calendar Day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously furnish such notice to the Commission pursuant to a Report of Foreign Private Issuer on Form 6-K.

5.5. Amendments; Waivers.

No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed by the Company and the Purchaser. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

5.6. Headings.

The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7. Successors and Assigns.

This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchaser (other than by merger). The Purchaser may assign any or all of her rights under this Agreement to any Person to whom the Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the "Purchaser."

5.8. **No Third-Party Beneficiaries**.

This Agreement is intendedfor the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person,except as otherwise set forth in Section 4.8 and this Section 5.8.

5.9. **Governing Law**.

All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the law of the State of New York without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City and County of New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an Action or Proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.7, the prevailing party in such Action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action or Proceeding.

5.10. **Survival**.

The representations and warranties contained herein shall survive the Closing and the delivery of the Securities.

5.11. **Execution**.

This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to eachother party, it being understood that the parties need not sign the same counterpart. If any signature is delivered by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such ".pdf" signature page werean original thereof.

5.12. **Severability**.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remainin full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplatedby such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions,covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13. **Rescission and Withdrawal Right**.

Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever the Purchaser exercises a right, election, demand or option under aTransaction Document and the Company does not timely perform its related obligations within the periods therein provided, then the Purchaser may rescind or withdraw, in her sole discretion from time to time upon written notice to the Company, any relevant notice,demand or election in whole or in part without prejudice to her future actions and rights.

5.14. **Replacement of Securities**.

If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but onlyupon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associatedwith the issuance of such replacement Securities.

5.15. **Remedies**.

In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate.

5.16. **Payment Set Aside**.

To the extent that the Company makes a payment or payments to the Purchaser pursuant to any Transaction Document or the Purchaser enforces or exercises her rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.17. **Liquidated Damages**.

The Company's obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuingobligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument orsecurity pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

5.18. **Saturdays, Sundays, Holidays, etc**.

If the last or appointed Calendar Day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.19. **Construction**.

The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise this Agreement and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply.

5.20. **WAIVER OF JURY TRIAL.**

IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THEGREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

[Securities Purchase Agreement Signature Pages Follow]

[Securities Purchase Agreement – Company Signature Page]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Dreamland Limited

By: ______________________________

Name: Tse Sze Man

Title: Director

Address for Notice:

[redacted]

[Securities Purchase Agreement – Investor Signature Page]

IN WITNESS WHEREOF, the undersigned has caused this Securities Purchase Agreement to be duly executed by her authorized signatory as of the date first indicated above.

Name of Purchaser:	SETO WAI YUE
Address:	[redacted]
Signature of Purchaser:	[redacted]
Email Address:	[redacted]
Address for Notice to Purchaser:	[redacted]
Address for Delivery of Securities to Purchaser (if not same as address for notice):	
Subscription Amount:	US$600,000.00
Per Share Purchase Price:	US$2.00
Class A Ordinary Shares:	300,000 Shares
Warrants:	300,000 Warrants
Warrant Exercise Price:	US$0.01 per Underlying Warrant Share
Purchaser Identification Number:	[redacted]